FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           February 12th 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1 RNS Announcement, re: Bruce-Cameco Q4/02 Results dated 12th February 2003





Bruce power - cameco release q4/fy 2002 results

Cameco Corporation ("Cameco") of Canada, British Energy's 15% partner in Bruce Power, released results yesterday for the fourth quarter of 2002, ended 31 December 2002 and for the financial year ended 31 December 2002.

In its news release yesterday, Cameco provided information on the operating highlights for Bruce Power (100%), together with a commentary on the fourth quarter, the 2002 financial year and outlook, which follow.

British Energy's announcement today follows its practice to date of releasing information regarding Bruce Power's performance included in Cameco's quarterly results.

On 10 February 2003 , British Energy shareholders approved the proposed disposal of the company's interest in the Bruce Group at an Extraordinary General Meeting held solely for this purpose. The disposal to a consortium including Cameco remains subject to a number of conditions but, assuming these conditions are satisfied, closing is expected to occur on or before 14 February 2003 as required by the sale agreements, the HMG credit facility and the restructuring principles accepted by HMG.


British Energy is also continuing to work hard to reach formal standstill agreements and agreement in principle on the terms of the proposed restructuring with significant creditors by 14 February 2003 in accordance with the restructuring principles accepted by HMG and the terms of the HMG credit facility.

If the disposal is not completed, or if agreement is not reached with significant creditors, British Energy may have to seek insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders. Even if the disposal is completed and agreement reached with significant creditors, the proposed restructuring would remain subject to a large number of significant uncertainties and the return if any to shareholders would represent a very significant dilution of their existing interests.

Details of the disposal of Bruce are set out in British Energy's announcement of 23 December 2002 and its circular to shareholders dated 20 January 2003.












                                                   3 Months          3 Months            Year             Period*

              HIGHLIGHTS(note 1)                     Ended             Ended             Ended             Ended

                                                   Dec 31/02         Dec 31/01         Dec 31/02     Dec 31/01 (note 2)


Output (terawatt hours)                               5.2               5.3              20.8               15.5
Capacity factor (%) (note 3)                          75                75                75                 87
(C$ million)
Revenue                                               237               204               919               599
Operating costs                                       179               189               750               471
Earnings before interest & taxes                      58                15                169               128
Interest                                              13                15                63                 41
Earnings before taxes                                 45                --                106                87
Cameco's 15% interest                                  7                --                16                 13
Adjustments                                            1                --                --                (1)
Cameco's share of earnings before taxes                8                --                16                 12



        Notes

 1. These figures were prepared under Canadian GAAP and on a calendar year basis and therefore will differ from those to be presented by British Energy.
 2. The comparative data from 2001 is for a 7.5-month period from May 12, being the date of the financial close of the acquisition of the Bruce lease, to December 31.
 3. Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.



Fourth Quarter. 5.2 terawatt hours of electricity was generated by the Bruce B reactors representing a capacity factor of 75%. Planned maintenance work on one reactor, which began in the third quarter, was completed at the end of the fourth quarter. Although generation output was marginally lower than the previous year's fourth quarter, higher electricity prices resulted in revenues of C$237 million.

During the quarter, the average spot electricity price in Ontario was about C$51 per megawatt hour (MWh). About 40% of Bruce Power's generation was sold on the spot market. For the quarter, Cameco's share of the earnings before taxes was C$8 million.

Year. The operating year included a series of major planned outages to prepare the reactors for better long-term service. As a result, power generation by the Bruce B reactors was limited to 20.8 terawatt hours, reflecting a capacity factor of 75%. The average realized price was approximately C$44/MWh compared to about C$38 in 2001. Interest cost of C$63 million included interest on the long-term lease and the deferred lease payments due to Ontario Power Generation Inc. (OPG).

In 2002 Cameco recorded earnings before taxes of C$16 million, reflecting its 15% limited partnership interest in Bruce Power during the year.



Updates on Operations

Electricity Business

In November, the Ontario government announced a price cap of C$43/MWh in the retail electricity market for smaller consumers. This has had no direct impact on the price in the wholesale electricity market into which Bruce Power sells its output. The announcement has increased market uncertainty for generators like Bruce Power.

On December 23, 2002, the company announced that, along with partners, it had signed a binding agreement to purchase 79.8% of Bruce Power Limited Partnership from British Energy plc (British Energy) which currently holds an 82.4% interest. The Power Workers' Union and The Society of Energy Professionals will obtain the remaining 2.6%.

The agreement commits Cameco to purchase an additional 16.6% interest in Bruce Power for about C$198 million, subject to minor closing adjustments, bringing its total interest to 31.6%. Cameco will also provide C$75 million, representing its one-third share of C$225 million deferred rent payments to OPG to be paid concurrent with the closing of the acquisition. Upon closing, Cameco's total commitment in financial assurances is estimated to be about C$200 million, including its share of financial assurance in relation to the operating license from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG and the power purchase agreements with large industrial customers.

Subject to a number of conditions, the closing of the agreement is scheduled to occur by February 14, 2003. One condition was satisfied with British Energy shareholders approving the agreement on February 10, 2003. There can be no assurance that other conditions to closing will be satisfied. For further details, please see the news release posted December 23, 2002 at www.cameco.com.



Outlook for 2003

Electricity Business (Bruce Power)

Acquisition of Additional Interest

As discussed above, Cameco and its new partners are scheduled to complete the acquisition of British Energy's interest in Bruce Power by February 14, 2003.

Bruce A Restart

An important milestone in the Bruce A restart program was achieved in early January 2003 when Bruce Power's environmental assessment report was accepted by the CNSC. Also in January, Bruce Power reported to the CNSC on the status of licensing requirements for the Bruce A reactors. The final hearing on the Bruce A restart program is scheduled for February 26, after which it is expected that Bruce Power will receive approval to operate units 3 and 4.

On January 14, 2003, Bruce Power received permission from the CNSC to begin refuelling unit 4. The overall project remains on schedule for the restart of unit 4 in April and unit 3 in June 2003.

Operations

For the year, an average site capacity factor of about 88% is planned, slightly below the long-term target of over 90%.

Capital Expenditures

In 2003, Bruce Power's capital expenditure program, excluding the Bruce A restart, is expected to total about C$165 million. In addition to sustaining capital expenditures of about C$15 million annually per reactor, the main projects, which were in Bruce Power's original business plan, include:

    a project to uprate the capacity of the B reactors (approximate annual expenditures in millions for 2003 to 2005: C$15, C$185, and C$100), and the completion of the Bruce B environmental qualification program (to be completed in 2003 at an estimated expenditure of C$30 million).

Over the next three years, annual capital expenditures, excluding the Bruce A restart program, are expected to average about C$245 million.

Bruce Power's internal cash flow is expected to be sufficient to fund its 2003 capital programs including the restart of two Bruce A reactors.



First Quarter of 2003

.... As well, earnings from Bruce Power, based on Cameco's 15% interest, are expected to be higher than in the first quarter of 2002 due to increased output and improved prices.



Contact

Paul Heward       Investor Relations               01355 262201

Andrew Dowler     Media                            0207 831 3113

Find this news release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  12th February 2003                  BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations